UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015
Commission File Number 0-30314

PORTAGE BIOTECH INC.
(Translation of registrant’s name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 25, 2015

PORTAGE BIOTECH INC.

By: /s/ Kam Shah
Kam Shah
Chief Financial Officer

NEWS RELEASE

PORTAGE’S BIOHAVEN ENTERS INTO EXCLUSIVE FORMULATION AGREEMENT AND GLOBAL LICENSE WITH CATALENT FOR LEAD PRODUCT

Catalent has completed prototype formulation development and is delivering drug supplies for Biohaven’s lead clinical product.

Toronto, Ontario, March 24, 2015 – Portage Biotech Inc. (“Portage”) (OTC Market: PTGEF, Canadian Securities Exchange: PBT.U), is pleased to announce that Biohaven Pharmaceutical Holding Company Limited (Biohaven), which Portage holds 54% equity, has entered into an exclusive world-wide agreement with Catalent Pharma Solutions (NYSE: CTLT) to provide Catalent’s Zydis® Orally Disintegrating Tablet (ODT) technology for Biohaven’s lead drug development candidate, BHV-0223. Catalent’s proprietary Zydis® technology is a unique, freeze-dried, oral solid dosage form that disperses instantly in the mouth - no water is required. With more than 20 products launched in 50 countries and a dispersion speed of 3 seconds or less, Zydis® is the world’s best-in-class ODT.

 Biohaven has assembled some of the world’s leading researchers in glutamate modulation and pharmaceutical drug development for neuropsychiatry to bring forward a novel treatment to patients suffering from neuropsychiatric disorders. “This exclusive agreement with Catalent now adds the world’s leading formulation development experts to our efforts and represents an important strategic relationship,” stated Declan Doogan M.D., CEO of Portage and Executive Chairman of Biohaven.

Catalent has been working with Biohaven over the last six months to optimize Biohaven’s formulation of BHV-0223 utilizing Zydis® ODT. Prototype development has been completed and manufacturing of clinical drug supplies is being initiated to support the formal IND filing for BHV-0223 as well as initiation of a pharmacokinetic study. Robert Berman M.D., Chief Medical Officer of Biohaven, commented, “The license and formulation R&D collaboration with Catalent represents a key company milestone – the optimization of a commercially viable formulation of BHV-0223 ready to advance into our clinical studies.”

Biohaven plans to begin a pharmacokinetic and biomarker study by 3Q2015 to confirm optimized drug exposure levels of its novel formulation. BHV-0223 is a glutamate modulating agent being developed using Section 505(b)(2) of FDA guidelines. Section 505(b)(2) permits approval of new drug applications based, in part, upon prior findings of safety and/or effectiveness from a previously approved drug product.

About Biohaven

Biohaven is a privately-held biopharmaceutical company engaged in the identification and development of clinical stage neuroscience compounds targeting the glutamatergic system. Biohaven founders were among the first researchers at Yale University to discover the therapeutic potential of the NMDA antagonist ketamine and other glutamate modulating agents in the treatment of neuropsychiatric disorders.  Biohaven has a worldwide license from Yale University to use intellectual property relating to the use of certain glutamate modulating agents in the treatment of neuropsychiatric disorders. The company's first drug candidate, BHV-0223, is a reformulated glutamate modulating agent being developed for treatment-resistant mood and anxiety disorders.

About Catalent

Catalent is the leading global provider of advanced delivery technologies and development solutions for drugs, biologics and consumer health products. With over 80 years serving the industry, Catalent has proven expertise in bringing more customer products to market faster, enhancing product performance and ensuring reliable clinical and commercial product supply. Catalent employs approximately 8,500 people, including over 1,000 scientists, at nearly 30 facilities across 5 continents, and in fiscal 2014 generated more than $1.8 billion in annual revenue. Catalent is headquartered in Somerset, N.J. For more information, visit www.catalent.com

More products. Better treatments. Reliably supplied.™

About Portage:

Portage is engaged in researching and developing pharmaceutical and biotech products through to clinical “proof of concept” with an initial focus on unmet clinical needs. Following proof of concept, Portage will look to sell or license the products to large pharmaceutical companies for further development and commercialization.

Portage is seeking discovery and co-development partners in areas such as certain inherited diseases, inflammatory and autoimmune disease, cancer, infectious disease, neurology and psychiatry developing novel targeted therapies, and even older marketed products that have been found to have novel patentable characteristics that bring new value to patients.

Portage seeks to work with a wide range of partners, in all phases of development through in-licensing or other types of alliances. The collaboration may include direct funding or investing human capital from our extensive pool of talented scientists and physicians. Specifically, Portage will invest sweat equity as well as, or instead of, capital. This internal pool of drug developers, financiers, scientists and physicians will provide unique value-add for our partners including but not limited to mitigating risks, clinical trial design, regulatory expertise and maximizing the rewards.

Apart from Biohaven, Portage also has fully owned subsidiary, Portage Pharmaceuticals Limited (PPL). PPL has successfully validated a new proprietary cell permeable peptide platform technology derived from human genes. This proprietary platform technology has been shown to efficiently deliver an active pharmacological agent or cargo into a cell without disrupting the cell membrane. The platform has favorable pharmaceutical properties simplifying formulation development for systemic and locally administered conjugates which will allow more rapid development of drug products. PPL has converted its previously filed provisional patent application for this delivery system to an international patent application that includes a variety of structures utilizing cargos that address important areas of medical need.

PPL has prioritized inflammation as an area with a large therapeutic opportunity.

Using a cargo peptide against an anti-inflammatory target, PPL has demonstrated not only cell penetration but also convincing in-vitro and in-vivo pharmacological effects mediated intracellularly.  PPL has further validated its platform cell penetrating peptide technology for safely delivering a potent anti-inflammatory cargo into eye tissues.  Its lead compound PPL-003 showed success in two studies in rabbits. In the first study, topical eye administration of PPL-003 at the highest feasible dose was well tolerated with no abnormal clinical or pathological findings.   In the second study PPL-003 demonstrated efficacy in an experimental uveitis model by significantly suppressing the cellular inflammatory response in the anterior chamber and reducing the protein content of the anterior chamber aqueous humor. These results in rabbits clearly demonstrated at least a ten-fold safety margin and confirmed the topical anti-inflammatory activity of PPL-003 previously demonstrated in a mouse uveitis model.  PPL is continuing its uveitis program working toward an IND submission in 2016.

For further information, contact Dr. Greg Bailey, the Chairman at gb@portagebiotech.com or Kam Shah, Chief Financial Officer, at (416) 929-1806 or ks@portagebiotech.com or visit our website at www.portagebiotech.com.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws.  Any such statements reflect Portage's current views and assumptions about future events and financial performance.  Portage cannot assure that future events or performance will occur. Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements.

Portage assumes no obligation and expressly disclaims any duty to update the information in this News Release.